

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Mark Weaver
Vice President
Rogers Corporation
2225 W. Chandler Blvd.
Chandler, Arizona 85224

Re: Rogers Corporation
   Form 10-K for Fiscal Year Ended December 31, 2017
   Filed February 28, 2018
   File No. 001-04347

Dear Mr. Weaver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction